COMMENTS RECEIVED ON APRIL 29, 2016

FROM CHAD ESKILDSEN

FIDELITY CONTRAFUND (File Nos. 811-01400 and 002-25235)

FIDELITY COURT STREET TRUST (File Nos. 811-02741 and 002-58774)

FIDELITY COURT STREET TRUST II (File Nos. 811-06452 and 033-43758)

FIDELITY COVINGTON TRUST (File Nos. 811-07319 and 033-60973)

FIDELITY DESTINY PORTFOLIOS (File Nos. 811-01796 and 002-34099)

FIDELITY DEVONSHIRE TRUST (File Nos. 811-03152 and 002-24389)

FIDELITY FINANCIAL TRUST (File Nos. 811-03587 and 002-79910)

FIDELITY HANOVER STREET TRUST (File Nos. 811-03466 and 002-77571)

FIDELITY HASTINGS STREET TRUST (File Nos. 811-00215 and 002-11517)

FIDELITY INCOME FUND (File Nos. 811-04085 and 002-92661)

FIDELITY MAGELLAN FUND (File Nos. 811-01193 and 002-21461)

FIDELITY MONEY MARKET TRUST (File Nos. 811-02861 and 002-62417)

FIDELITY MT. VERNON STREET TRUST (File Nos. 811-03583 and 002-79755)

FIDELITY MUNICIPAL TRUST (File Nos. 811-02528 and 002-55725)

FIDELITY MUNICIPAL TRUST II (File Nos. 811-06454 and 033-43986)

FIDELITY NEW YORK MUNICIPAL TRUST (File Nos. 811-03723 and 002-83295)

FIDELITY NEW YORK MUNICIPAL TRUST II (File Nos. 811-06398 and 033-42943)

FIDELITY NEWBURY STREET TRUST (File Nos. 811-03518 and 002-78458)

FIDELITY OXFORD STREET TRUST II (File Nos. 811-03480 and 002-77909)

FIDELITY PHILLIPS STREET TRUST (File Nos. 811-02890 and 002-63350)

FIDELITY PURITAN TRUST (File Nos. 811-00649 and 002-11884)

FIDELITY SCHOOL STREET TRUST (File Nos. 811-02676 and 002-57167)

1.

Fidelity Global Bond Fund and Fidelity International Bond Fund

C:

The Staff noted that per the prospectuses, each fund may invest up to 20% in lower-quality debt securities. The Staff requests we explain why as of 12/31/15, 24.2% (Global Bond) and 21.8% (International Bond) were invested in bonds rated BB and below.

R:

The fund utilizes credit ratings received from three Nationally Recognized Statistical Ratings Organizations (NRSROs) when determining compliance with the prospectus limit that the funds hold less than 20% in lower-quality debt. This ratings methodology differs from that used for financial report disclosures which use a single NRSRO as the source of the credit ratings. If a rating from that source is unavailable, a secondary NRSRO source is used. We confirm that the Funds’ exposures to lower-quality debt securities did not exceed their prospectus limits of 20% at 12/31/15.

2.

Fidelity Global Bond Fund and Fidelity International Bond Fund

C:

The Staff requested confirmation that each fund complied with Rule 19a-1 of the 1940 Act. The Staff also noted that disclosure on the website (Fidelity.com) is not identifying that a portion of the distribution if a return of capital.

R:

Each fund complied with Rule 19a-1 of the 1940 Act.

Disclosures on the website (Fidelity.com) represent the character of distributions under generally accepted accounting principles.  The financial statements for the year ended 12/31/15 reflect the tax character of distributions.  The tax character of the distributions is also reported to shareholders on Form 1099 and separately communicated on Form 8937 (available on Fidelity.com), consistent with the rules in the Internal Revenue Code.

3.

Fidelity Strategic Income Fund, Fidelity Puritan Fund, Fidelity New Millennium Fund, Fidelity Growth Company Fund and Fidelity Series Growth Company Fund

(footnote from the Schedule of Investments)
“Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Fund.”

C:

The Staff requested we explain why financial statements are not disclosed as consolidated and why there are no notes regarding consolidation.

R:

Beginning with reports for the period ended February 29, 2016, Fidelity includes a Consolidated Subsidiary footnote in the Notes to the Financial Statements that discloses that the financial statements have been consolidated and include accounts of the fund and each subsidiary.   Form N-CSRs filed before that period included disclosure in the Schedule of Investments to provide transparency to underlying investments held through wholly-owned subsidiaries, including the footnote referenced by the SEC above.  The funds separately applied a materiality threshold in determining when to include additional disclosures about these investments in the Notes to the Financial Statements.

4.

Fidelity Connecticut Municipal Money Market Fund, Fidelity New Jersey AMT Tax-Free Money Market Fund, Fidelity New Jersey Municipal Money Market Fund, Retirement Government Money Market Portfolio, Retirement Government Money Market II Portfolio, Fidelity Michigan Municipal Money Market Portfolio, Fidelity Ohio Municipal Money Market Portfolio, Fidelity Pennsylvania Money Market Portfolio, Fidelity New York AMT Tax-Free Money Market Portfolio, Fidelity New York Municipal Money Market Portfolio, Fidelity Tax-Exempt Money Market Fund, Fidelity Treasury Money Market Fund, Prime Fund, and Fidelity Government Cash Reserves

C:

The Staff requested confirmation whether voluntary waivers disclosed in the notes to financial statements are subject to future recoupment by the adviser.

R:

Consistent with our disclosure in the Statement of Additional information we confirm that the Adviser retains the ability to be repaid for these voluntary waivers in the amount that expenses fall below the limit prior to the end of the fiscal year.

5.

Fidelity Advisor New Insights Fund, Fidelity Advisor Series Opportunistic Insights Fund, Fidelity Contrafund, Fidelity Series Opportunistic Insights Fund, Fidelity Advisor Series Stock Selector Large Cap Value Fund, Fidelity Mid Cap Value Fund, Fidelity Stock Selector Large Cap Value Fund, Fidelity Equity Dividend Income Fund, Fidelity Independence Fund, Fidelity Fifty, Fidelity Growth Discovery Fund, Fidelity Growth Company Fund, Fidelity Series Growth Company Fund, Fidelity Series Intrinsic Opportunities Fund, and Fidelity Value Discovery Fund

C:

The Staff noted recent filings indicate the funds have significant investment in a single sector. The Staff questioned whether additional sector specific disclosure should be included in the “Principal Investment Strategies” section of the related prospectuses.

R:

Sector specific disclosure is not included in the “Principal Investment Strategies” section of the funds’ prospectuses because the funds do not have principal investment strategies associated with investments in a particular sector. The funds do not invest >25% of their total assets in a single industry as a matter of fundamental policy, however their sector exposure can and does fluctuate. Similarly, the funds’ benchmark indices are not sector-specific and their sector exposure fluctuates. The funds’ recent significant sector holdings are consistent with the recent weightings of those sectors in the respective funds’ indices.

6.

All funds
Tandy Representations

C:

The Staff would like us to affirm the following three statements:

1)

The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2)

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3)

The funds may not assert Staff comments as a defense in any proceeding by the Commission or any other person under the Federal Securities Laws.

R:

We affirm the aforementioned statements.